FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on 2009 interim results of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on August 12, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

2009 Interim Results Announcement

Consolidated operating revenue:	RMB33.61 billion
Profit attributable to equity holders of the Company:	RMB1.87 billion
Earnings per share:	RMB0.16

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2009 and a comparison with the operating results for the same period of 2008. For the six months ended 30 June 2009, the Company and its subsidiaries recorded consolidated operating revenue of RMB33.61 billion, representing an increase of 9.07% as compared to the same period of 2008. The profit attributable to equity holders of the Company was RMB1.87 billion, representing an increase of 443.94% as compared to the same period last year. The earnings per share were RMB0.16 and net asset value per share (excluding minority interests) was RMB3.23.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2009, under the macroeconomic control policies of “promoting domestic demand, maintaining growth and readjusting structure”, the national GDP grew at a rate of 7.1%, indicating that the national economy began to pick up steadily. However, the outlook of the international economy is still uncertain and so the external environment for the PRC’s economic development is still severe. The Company actively coped with the new changes of the national and international economic situations and achieved new developments in various aspects including production safety, cost control, energy saving, environmental protection, project development and capital operation.

1.         Power Generation

During the first half of 2009, the Company’s power plants within China achieved a total power generation of 86.107 billion kWh based on a consolidated basis, a decrease of 5.84% over the same period of last year. The decrease in power generation was mainly due to the following factors: the declining power demand in the domestic power market due to the impact of the international financial crisis; and a negative growth of the Company’s power generation due to the reduction of average power generation utilization hours for a majority of areas in the PRC as a result of the continued commencement of operation of new generating units.

As at 30 June 2009, Tuas Power Ltd. in Singapore achieved a total power generation of 4.723 billion kWh, representing a decrease of 6.32% compared to the same period of last year.

2.         Cost Control

Since 2009, coal supply tended to be eased from a tight situation. There were slight price fluctuations in the domestic coal market, and coal prices were clearly lower than those of the same period of last year. International demand for coal was weak and prices continued to fall. Under the circumstance that key contracts have not been signed up, the Company adopted various measures including optimizing the coal supply structure, increasing imported coal purchase volume and rationalizing inventories arrangements according to production requirements, with an aim to reduce average coal purchase prices.

The unit fuel cost for the domestic business of the Company for the first half of the year was RMB220.82/MWh, representing a decrease of 2.63% compared to the same period of last year.

3.         Energy Saving And Environmental Protection

The Company attaches great importance to energy saving and environmental protection work. All the newly built generating units are equipped with flue-gas desulphurization facilities and the Company has strengthened renovation of environmental protection facilities on the existing generating units. As at 30 June 2009, the installed desulphurized generating units of the Company accounted for approximately 93% of the installed capacity of the existing coal-fired units of the Company.

4.         Project Development And Construction

To date, three projects of the Company have obtained the approval of the National Development and Reform Commission, namely, two 300MW level co-generating units at Yingkou Co-generation Power Plant Project, one 200MW generating unit at Gansu Ganhekou Second Wind Power Plant Project and the second 600MW coal-fired generating unit at Jinggangshan Power Plant Phase II Project.

The Company has made smooth progress on its construction projects and preparation work of other proposed projects.

5.         Capital Operation

On 21 April 2009, the Company entered into the Yangliuqing Co-generation Power Plant (“Yangliuqing Co-generation”) Equity Interest Transfer Agreement and Beijing Co-generation Power Plant (“Beijing Co-generation“) Equity Interest Transfer Agreement (“Transfer Agreements”) with China Huaneng Group (“Huaneng Group”) and Huaneng International Power Development Corporation (“HIPDC”), respectively. According to the Transfer Agreements, the Company will be transferred a 55% equity interest in the registered capital of Yangliuqing Co-generation and a 41% equity interest in the registered capital of Beijing Co-generation. The transfers were approved at the shareholders’ meeting of the Company on 18 June 2009. Currently, the transactions are waiting for the approval by the State-owned Assets Supervision and Administration Commission. After the completion of the transfers, the Company’s operating scale and service areas will be enlarged and its profitability will be increased, thereby further consolidating the position of the Company as one of the largest independent power generation companies in the PRC. The Company’s installed capacity will be increased by 1,006.45MW on an equity basis.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

The national economy will continue to grow at a relatively fast pace in the second half of the year, thus providing a favourable external environment for the Company. The State will continue to deepen electricity tariff reforms, gradually improve the pricing mechanism of on-grid electricity tariffs, electricity transmission and distribution tariffs and electricity selling tariffs, and timely rationalize the contradiction between coal and electricity, thereby creating the conditions for easing the operating pressure of the Company.

Meanwhile, the Company still faces various difficulties and challenges in its operation. Given that there is an increase in the number of newly operated generating units nationwide in 2009, the power supply and demand situation will be further eased, the utilization hours of coal-fired generating units nationwide will continue to decline, and internal competition of the power generation industry will intensify, thus further increasing the operating pressure of the Company. Coal prices will still hover at high levels and annual key contracts have not been signed up, and these uncertain factors will to a certain extent affect the production safety and profitability of the Company. Meanwhile, with the continued strengthening of environmental protection by the State, environmental protection standards are upgraded continuously, which will exert pressure over the control of the production and operating costs of the Company. Lastly, the State is in the process of adjusting the energy structure by focusing on the development of clean energy and renewable energy, thus putting forward stricter requirements for the development of new projects of the Company in the future.

The Company will fully leverage its own advantages in terms of resources, scale, geographical coverage and costs. It will actively expand the room for development, strengthen marketing work, strive to fulfill the annual power generation plan, strictly control costs, endeavour to control unit fuel costs and increase the Company’s profitability.

The major tasks of the Company for the second half of 2009 include:

1.	to strengthen safe production and management and to ensure stable operation of its generating units;

2.	to strengthen the sales force and to endeavour to increase the power output of the Company;

3.	to use the best endeavours to ensure a safe, stable and effective fuel supply and to strive to enlarge fuel supply channels and effectively control fuel purchase prices;

4.	to promote energy saving and emissions reduction work in full force and to actively carry out detailed management of energy consumption indices and an optimized operation of generating units;

5.	to strengthen internal management and to effectively control operation costs;

6.
to actively push forward preliminary work of projects; to seize the opportunities of the State’s adjustment of energy and transport strategy deployment by further optimizing power plants structure and adjusting their deployment;

7.
to strengthen the management of infrastructure construction, and to ensure safe, stable and economical operation of newly operated generating units whilst meeting the requirements of energy-saving and environmentally friendly generating units;

8.	to actively explore financing channels so as to ensure funding support for the scale development of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED UNDER IFRS)

I.         Comparison and Analysis of Operating Results

Set out here below is a comparison of operating results between the first half of 2009 and 2008:

Summary

For the six months ended 30 June 2009, the Company and its subsidiaries’ total domestic power generation on a consolidated basis amounted to 86.107 billion kWh, representing a decrease of 5.84% over the same period in 2008.

The decrease in the Company and its subsidiaries’ power generation was mainly due to the following reasons:

1.	Due to the impact of the international financial crisis, power demand in the domestic market declined; and

2.
New generating units are put into operation continuously, thereby leading to a decline in average utilization hours of power generation in most domestic regions and a decrease in the Company and its subsidiaries’ power generation.

The power generation of each of the Company and its subsidiaries’ domestic power plants in the first half year of 2009 was listed below (in billion kWh):

	Power	Power
	generation in	generation in
Domestic	the first half	the first half
Power Plant	year of 2009	year of 2008	Change

Dalian	3.739	4.688	-20.24%
Dandong	1.962	2.359	-16.83%
Yingkou	4.394	5.367	-18.13%
Shang’an	5.925	3.657	62.02%
Pingliang	2.398	4.128	-41.91%
Yushe	2.095	2.614	-19.85%
Dezhou	6.678	6.849	-2.50%
Jining	1.082	1.208	-10.43%
Xindian	1.723	2.422	-28.86%
Weihai	1.684	2.287	-26.37%
Rizhao Phase II	2.989	-	N/A
Qinbei	5.693	4.831	17.84%
Nantong	3.382	4.364	-22.50%
Nanjing	1.548	1.877	-17.53%
Taicang	5.518	5.127	7.63%
Huaiyin	3.177	3.852	-17.52%

	Power	Power
	generation in	generation in
Domestic	the first half	the first half
Power Plant	year of 2009	year of 2008	Change

Jinling Combined-cycle	1.314	1.065	23.38%
Shidongkou I	3.329	3.902	-14.68%
Shidongkou II	3.166	3.687	-14.13%
Shanghai Combined-cycle	0.116	0.049	136.73%
Luohuang	4.639	6.141	-24.46%
Changxing	0.692	0.838	-17.42%
Yuhuan	8.890	8.415	5.64%
Yueyang	1.897	3.148	-39.74%
Jinggangshan	1.274	1.558	-18.23%
Fuzhou	3.770	3.515	7.25%
Shantou Coal-fired	3.033	3.500	-13.34%

Total	86.107	91.448	-5.84%

As regards electricity tariffs, the average tariff rate of the domestic operations of the Company and its subsidiaries increased from the same period of last year by RMB49.43 per MWh to RMB415.97 per MWh.

As regards fuel supply and cost controls, the unit fuel cost per unit of electricity sold by the domestic operations of the Company and its subsidiaries decreased by 2.63% compared to the same period of last year due to a decrease in coal procurement prices.

Combining the foregoing factors, the Company experienced a 9.07% increase in consolidated operating revenue during the first half of 2009 as compared to the same period of last year. Net profit attributable to shareholders of the Company for the first half of 2009 was RMB1.870 billion, representing an increase of profit by 443.94% from a net loss position of RMB544 million for the same period of 2008. The increase of net profit was mainly attributable to the increase of operating revenue resulted from the commencement of operations of new generating units, the carryover effect of the acquisition of SinoSing Power Pte. Ltd. (“SinoSing Power”), the carryover effect of tariff adjustment during the second half of 2008 and the decrease in fuel procurement costs.

1.         Operating revenue and sale tax

Operating revenue represents consideration receivable or received from electricity sold, net of amounts received in advance. For the six months ended 30 June 2009, consolidated operating revenue of the Company and its subsidiaries amounted to RMB33.610 billion, representing a 9.07% increase over RMB30.816 billion for the same period of last year.

The increase in operating revenue is mainly attributable to the commencement of operations of new generating units, the carryover effect of the acquisition of SinoSing Power, and the carryover effect of tariff adjustment during the second half of 2008. The new generating units contributed an increase of RMB1.865 billion in the consolidated revenue of the Company, and the overseas operations contributed RMB931 million to the increase in operating revenue.

The average tariff rate of the domestic operations of the Company and its subsidiaries was RMB415.97 per MWh for the first half of 2009, representing an increase of 13.49% from RMB366.54 per MWh for the same period of last year.

Sales tax mainly consists of value-added tax surcharges. According to relevant administrative regulations, such surcharges include the Education Tax and City Construction Tax calculated at prescribed percentages of the amount of the value-added tax. Such surcharges are currently not applicable to direct foreign investments approved by the government; hence, certain power plants of the Company are not subject to such surcharges. For the first half of 2009, sales tax increased by RMB20 million to RMB79 million from RMB59 million for the same period of last year.

2.         Operating expenses

For the six months ended 30 June 2009, total operating expenses of the Company and its subsidiaries decreased by 1.49% to RMB29.827 billion from RMB30.277 billion for the same period of last year.

The decrease was mainly attributable to a decrease in power generation and a decrease in fuel procurement prices. The operations of new generating units contributed to an increase of consolidated operating expenses of RMB1.595 billion while the overseas operations contributed to an increase of consolidated operating expenses of RMB0.7 billion. Excluding factors of new generating units and overseas operations, operating expenses would have decreased by RMB2.745 billion from the same period of last year.

2.1       Fuel costs

Fuel costs represent a major portion of operating expenses of the Company and its subsidiaries. Such costs decreased by 6.46% to RMB20.036 billion for the first half of 2009 from RMB21.418 billion for the same period of last year. The decrease in fuel costs was primarily due to a decrease in power generation and a decrease in fuel procurement prices. The operation of new generating units accounted for RMB1.230 billion of the increase in fuel costs, while the overseas operations contributed an increase of fuel costs of RMB276 million.

During the first half of 2009, the average price (tax exclusive) of natural coal of the Company and its subsidiaries decreased by 0.40% to RMB469.72 per ton from RMB471.58 per ton for the same period of last year. The unit fuel cost per MWh electricity sold decreased from the same period of last year by 2.63% to RMB220.82 due to a decrease in coal prices.

2.2       Depreciation

Depreciation expenses of the Company and its subsidiaries have increased by 9.53% to RMB4.101 billion for the first half of 2009 from RMB3.744 billion for the same period of last year. The increase in depreciation expenses was mainly due to the expansion of the operating scale of the Company.

2.3       Labor

Labor costs include salaries to employees and contributions to government agencies for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs. Labor costs of the Company and its subsidiaries amounted to RMB1.562 billion for the first half of 2009, representing an increase of RMB61 million from RMB1.501 billion for the same period of last year. The overseas operations contributed an increase of RMB22 million in labor costs, and the remaining increase was attributable to the operations of new generating units.

2.4       Other operating expenses (including purchase of electricity)

Other operating expenses (including purchase of electricity) of the Company and its subsidiaries amounted to RMB3.292 billion for the first half of 2009, representing an increase of RMB544 million from RMB2.748 billion for the first half of 2008. The increase was mainly attributable to the operations of new generating units, the operation of Yingkou Port and the overseas operations, which accounted for increases of RMB75 million, RMB135 million and RMB293 million (including purchase of electricity), respectively.

3.         Financial expenses

Consolidated net financial expenses of the Company and its subsidiaries for the first half of 2009 amounted to RMB2.244 billion, representing an increase of RMB967 million from RMB1.277 billion for the same period of last year. The increase was primarily attributable to: a decrease in exchange gain, which decreased by RMB349 million; the expensing instead of capitalizing interests upon commercial operation of new generating units, which increased by RMB184 million; and additional financing activities due to operating loss in 2008. Net financial expenses for overseas operations increased RMB46 million compared to the same period of last year.

4.         Share of profit of associates

The share of profit of associates of the Company and its subsidiaries for the first half of 2009 was RMB386 million, representing an increase of RMB218 million from RMB168 million for the same period of last year.

5.          Enterprise income tax (“EIT”)

The Company’s domestic operations are subject to the newly enacted PRC tax law which took effect on January 1, 2008. The income tax rate applicable to Singapore subsidiaries changed from 18% in 2008 to 17% from 2009 onwards. For the first half of 2009, the Company and its subsidiaries recorded a consolidated EIT expense of RMB55 million, representing a decrease of RMB74 million from RMB129 million for the same period of last year. The decrease in EIT was primarily attributable to the utilization of prior year tax losses.

6.          Net profit attributable to equity holders of the Company

The net profit attributable to equity holders of the Company amounted to RMB1.870 billion for the first half of 2009, representing an increase of 443.94% from a net loss position of RMB544 million for the same period of last year. The increase was mainly attributable to the operation of new generating units, the carryover effect of acquisition of SinoSing Power, the carryover effect of tariff adjustment during the second half of 2008 and the decrease in fuel procurement costs.

7.         Comparison of financial positions

As at 30 June 2009, total assets of the Company and its subsidiaries amounted to RMB175.846 billion, representing an increase of 5.98% from RMB165.918 billion as at 31 December 2008.

As at 30 June 2009, total assets of overseas operations the Company and its subsidiaries amounted to RMB24.188 billion, representing an increase of 1.38% from RMB23.859 billion as at 31 December 2008.

Capital expenditures for infrastructure construction and renovation projects of the Company and its subsidiaries for the first half of 2009 amounted to approximately RMB10.108 billion, which was mainly financed by internal funding, debt financing and cash flows generated from operating activities.

8.         Key financial ratios

Computation formula of the financial ratios:

Ratio of liabilities and shareholders’ equity = balance of liabilities as at period end / balance of shareholders’ equity (excluding minority interests) as at period end

Current ratio = balance of current assets as at period end/ balance of current liabilities as at period end

Quick ratio = (balance of current assets as at period end - net inventories as at period end) / balance of current liabilities as at period end

Multiples of interest earned = (profit before income tax expense + interest expense) / interest expenditure (inclusive of capitalized interest)

	The Company and its subsidiaries
	30 June
	31 December
Item	2009	2008

Ratio of liabilities and
shareholders’ equity	3.37	3.35
Current ratio	0.37	0.38
Quick ratio	0.29	0.28

	For the six	For the six
	months ended	months ended
Item	30 June 2009	30 June 2008

Multiples of interest earned	1.46	0.45

The ratio of liabilities and shareholder’s equity, the current ratio and the quick ratio maintain at similar levels as the beginning of the year.

The multiples of interest earned increased, which was mainly attributable to the increase of net profit for the first half of 2009.

As at 30 June 2009, the Company and its subsidiaries have a negative working capital balance of RMB36.887 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its subsidiaries and its good credit rating, the Company believes that it will be able to meet its liabilities as and when they fall due and to secure long-term borrowings required by operations. In addition, the Company continues to make use of its favorable credit rating to minimize interest expenses by drawing short-term borrowings which bear relatively lower interest rates.

II.           Liquidity and Cash Resources

1.           Liquidity

		For the six
	For the six	months ended
	months ended	30 June 2008
Item	30 June 2009	(Restated)	Change
	(RMB	(RMB
	in billion)	in billion)	(%)

Net cash provided by
operating activities	6.385	3.151	102.61
Net cash used in
investing activities	(9.971)	(31.540)	(68.39)
Net cash provided by
financing activities	4.056	25.720	(84.23)
Exchange gain/(loss)	0.010	(0.093)	(111.54)
Net increase/(decrease)
in cash and cash
equivalents	0.480	(2.762)	(117.41)
Cash and cash equivalents
as at the beginning
of the period	5.567	7.312	(23.87)
Cash and cash equivalents
as at the end
of the period	6.047	4.550	32.90

Net cash provided by operating activities amounted to RMB6.385 billion for the first half of 2009, which was higher than that of the same period of last year mainly due to increase in operating revenue and the decrease in spending on fuel.

Net cash used in investing activities mainly consisted of capital expenditures for projects under construction, which was lower than that of the same period of last year mainly due to the acquisition of SinoSing Power in the first half of 2008, and there was no acquisition of such scale in the current period.

The main financing activities of the Company were repayments of loans and drawdown of new project financing. During the first half of 2009, the Company and its subsidiaries repaid loans of RMB26.330 billion, drawn down new loans of RMB23.957 billion, and issued medium-term notes and short-term bonds of RMB8.920 billion.

As at 30 June 2009, cash and cash equivalents of the Company and its subsidiaries, denominated in RMB, Singapore dollar, U.S. dollar and Japanese Yen measured at RMB equivalent are RMB4.378 billion, RMB1.658 billion, RMB 6 million and RMB 6 million, respectively.

2.         Capital expenditures and cash resources

2.1	Capital expenditures for infrastructure construction and renovation projects

Capital expenditures for infrastructure construction and renovation projects for the first half of 2009 amounted to RMB10.108 billion, including RMB148 million for Yuhuan project, RMB219 million for Yingkou expansion project, RMB1,186 million for Haimen project, RMB450 million for Jinggangshan expansion project, RMB1,413 million for Nanjing Jinling expansion project, RMB219 million for Jining expansion project, RMB495 million for Yingkou co-generation project and RMB183 million for Dadi Taihong project. Expenditures on construction for overseas operations and other domestic power plants amounted to RMB140 million and RMB3.925 billion, respectively, and expenditures on renovation amounted to RMB1.730 billion.

The above capital expenditures were sourced mainly from internal funding, debt financing and cash flows provided by operating activities.

The Company expects to incur significant capital expenditures in the next few years. During the course, the Company will actively improve the project planning process on a commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term development. The Company expects to finance the above capital expenditures through internal funding, bank loans and cash flows provided by operating activities.

2.2       Cash resources and anticipated financing costs

The Company expects to finance its capital expenditures and acquisition costs primarily from internal funding, cash flows from operating activities and debt financing.

Good credit status provides the Company with strong financing capabilities. As at 30 June 2009, the Company and its subsidiaries had undrawn banking facilities of RMB30.797 billion.

On 13 May 2008, the annual general meeting of shareholders approved the Company to issue unsecured short-term bonds up to RMB10 billion in one or multiple tranches in the PRC within 12 months. The Company issued two tranches of of unsecured short-term bonds, each in the amount of RMB5 billion and bearing a coupon interest of 4.83% and 1.88%, on 25 July 2008 and 24 February 2009 respectively, These bonds are denominated in RMB, issued at par and have a term of 365 days. Unsecured short-term bonds amounting to RMB5 billion issued in 2008 were repaid in July 2009. The annual effective interest rates of these bonds are 5.25% and 2.29% respectively.

On 23 December 2008, the fourth extraordinary general meeting of shareholders approved the Company to issue unsecured medium-term notes up to RMB10 billion in one or multiple tranches in the PRC within 12 months. On 14 May 2009, the Company issued the first tranche of RMB4 billion of medium-term notes bearing a coupon rate of 3.72% per annum. These medium-term notes are denominated in RMB, issued at par with a 5-year term. The annual effective interest rate of these medium-term notes is 4.06%.

As at 30 June 2009, total interest-bearing debts of the Company and its subsidiaries amounted to approximately RMB115.39 billion, including a current portion of approximately RMB44.955 billion. Among these interest-bearing debts, borrowings denominated in U.S. dollar approximated to US$1.588 billion, Singapore dollar approximated to S$2.417 billion, Euro approximated to e53 million and Japanese Yen approximated to JPY476 million. The current portion of foreign currency denominated borrowings were US$105 million, S$2,264 million, e5 million and JPY238 million, respectively. The interest-bearing debts also included approximately RMB2.381 billion of fixed-rate borrowings with an average interest rate of 5.32%, representing 10.45% of the total interest-bearing debts excluding RMB-denominated borrowings, and approximately RMB20.412 billion floating-rate borrowings with an average interest rate of benchmark rate plus 0.93%, representing 89.55% of the total interest-bearing debts excluding RMB-denominated borrowings.

As at 30 June 2009, total interest-bearing debts of overseas operations amounted to approximately RMB14.744 billion, including a current portion of approximately RMB10.672 billion. These interest-bearing debts included borrowings denominated in U.S. dollar of US$490 million and those denominated in Singapore dollar of S$2.417 billion. There is no U.S. dollar denominated borrowings falling due within 1 year, while the current portion of Singapore dollar denominated borrowings amounted to S$2.264 billion. The total interest-bearing debts of overseas operations were all floating-rate borrowings with an average interest rate of benchmark rate plus 0.92%.

The long-term loans of the Company and its subsidiaries mainly comprised fixed-rate loans (with annual interest rates ranging from 2.00% to 7.56%). As at 30 June 2009, in accordance with original loan agreements, long-term floating-rate loans of the Company and its subsidiaries included balances of US$1.315 billion (with interest rates ranging from libor+0.075% to libor+1.25%), S$154 million (with interest rates of sibor+1.25%; DBS prime rate), and JPY476 million (with interest rate of libor+0.30%).

All the long-term borrowings for overseas operations are floating-rate borrowings. As at 30 June 2009, in accordance with original loan agreements, long-term floating-rate borrowings for overseas operations included balances of US$490 million (with interest rate of libor+1.25%) and S$154 million (with interest rate of sibor+1.25%; DBS prime rate).

2.3       Other financing requirements

The objective of the Company is to bring sustainable and stable returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. On 18 June 2009, the Company declared a cash dividend of RMB0.10 per ordinary share, with total dividends amounting to approximately RMB1.206 billion as approved by the 2008 annual general meeting of the shareholders. In the first half of 2009, the Company has already paid dividend of approximately RMB342 million.

2.4        Maturity of long-term loans

	Unit: RMB in billion

Project	within	1 ~ 2	2 ~ 3	3 ~ 4	4 ~ 5
	1 year	years	years	years	years

Planned repayments
of loan principals	10.1	4.4	11.7	8.0	9.5

III.       Performance and Prospects of Significant Investments

On 22 April, 2003, the Company paid RMB2.39 billion to acquire 25% equity interest in Shenzhen Energy Group. This investment brought the Company a profit of RMB166 million for the first half of 2009 under the International Financial Reporting Standards (“IFRS”). In December 2007, the Company acquired 200 million shares of Shenzhen Energy, the subsidiary of Shenzhen Energy Group. In addition, Shenzhen Energy acquired most of the assets of Shenzhen Energy Group by issuing and placing new shares. Shenzhen Energy Group will be liquidated when appropriate. Upon its liquidation, the Company will hold directly a total of 25.01% equity interest in Shenzhen Energy. The Company expects this investment will provide reasonable returns to the Company in the future.

As at 31 December 2006, the Company directly held 60% equity interest in Sichuan Hydropower. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million which resulted in an decrease of the Company’s equity interest in Sichuan Hydropower to 49%. Huaneng Group became the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB78 million for the first half year of 2009 under IFRS. The Company expects this investment will provide reasonable returns to the Company in the future.

IV.       Remuneration Policies

As at 30 June 2009, the Company and its subsidiaries had 27,887 employees. During this reporting period, there was no significant change as to remuneration policies and training programs of the Company and its subsidiaries from prior year.

V.         Guarantees on Loans and restricted assets

As at 30 June 2009, the Company provided guarantees for the long-term bank borrowings of SinoSing Power, a wholly-owned subsidiary of the Company, which amounted to approximately RMB4.038 billion.

SinoSing Power borrowed a bridge loan in the first half of 2008 pledged against its equity ownership in Tuas Power. As at 30 June 2009, the balance of the loan was approximately RMB10.601 billion while the carrying value of the pledged equity interest was approximately RMB19.835 billion.

As at 30 June 2009, the Company and its subsidiaries secured short-term loans of RMB202 million from discounting notes receivable.

As at 30 June 2009, restricted bank deposits amounted to RMB209 million, which mainly comprised deposits for letters of credit.

The Company had no contingent liabilities as at 30 June 2009.

VI.       Risk factors

During the first half of 2009, under the macro economic control policy of “promoting domestic demand, maintaining growth and optimizing economic structure”, China’s GDP growth rate reached 7.1%, indicating that the national economy begins to recover steadily. However, with international economic trends remaining uncertain and given a continuously severe external environment of China’s economic development, the Company is still facing many difficulties and challenges in its operations. The operation risks of the Company and the measures to deal with them mainly focus on the following aspects:

As regards power market, China’s economy experienced serious challenges amid a world-wide financial crisis during the first half of 2009. Power demand has decreased and the growth of power generation nationwide turned negative. However, with the implementation of a series of industry reviving plans and measures intended to ensure growth, expand domestic consumption and adjust economic structure, China’s economy has shown signs of recovery, including a restoration to positive growth of nationwide power generation in June. However, such growth is not well based and the growth trend for the second half of this year remains uncertain. Market competition is expected to intensify following the continued increase in power supply and a reduction in power utilization hours caused by the operation of new operation units. In addition, the Company will be subject to stricter standards in future development projects due to the implementation of government policies on energy saving and environment protection, restructuring of energy structure, and strong advocation to clean energy and renewable energy developments in the PRC. In response to new market circumstances, the Company will strengthen research and application of government policies on energy saving and emissions reduction as well as related generation and dispatch practices, and on direct power purchase by large power users, and will timely adjust its marketing strategy. The Company will also pursue market expansion, enhance marketing efforts, improve management skills, increase equipment reliability, and take full advantages of the efficiency, energy saving and environmental protection of its generating units to improve profitability and market competitiveness. The Company will also increase the investments in clean energy and renewable energy developments, and will further consolidate and strengthen the Company’s competitive advantages.

As regards coal market, the overall trend of coal supply in the second half of 2009 will be subject to potential risks of supply shortage. Since key coal contracts have not been signed yet, coal prices remain high and the coal supply market is subject to significant uncertainties and instabilities, which will create new challenges to coal supply and pricing. Under such circumstance, the Company will strengthen the overall control capabilities, and will actively seek the support of state policies to improve overall profitability. Based on changes in the market, the Company will also: refine procurement strategy and streamline purchase structure; continue to strengthen cooperation with large state-owned coal companies so as to expand principal channels of coal supply; exploit its advantages in both the domestic and overseas markets and resources and enhance coal import; partner with coal suppliers to develop coal-exploration and extraction projects and explore new ways of acquiring coal resources, striving to control fuel costs.

As regards energy saving and environment protection compliance requirements, should the PRC government issue amended requirements on energy saving and environment protection and impose higher charges on waste and pollutants emissions, this will increase the Company’s production costs and capital expenditures. The Company always strictly complies with the government policies and regulations on energy saving and environment protection. It applies advanced technologies; develops advanced, large-capacity and high-efficiency coal-fired generating units; and further strengthens the management of the existing environmental protection facilities of generating units, so as to effectively reduce pollutants emissions and to control costs on energy saving and environmental protection.

As regards financial risks, the Company runs a capital-intensive power operation, and as such its assets and liabilities are relatively substantial. The Company is exposed to interest rate and exchange rate risks arising from any adjustments of the state’s monetary policies, changes in the domestic financial market and volatility of the international financial market.

i)           Interest rate risk

RMB-denominated debts account for a majority of the Company’s debts. The change of benchmark lending interest rates will directly affect the Company’s borrowing costs. Currently, the chance of having an upward movement of RMB interest rates is low, and the management does not expect this to have a material adverse impact on its recent finance costs. Overseas debts were principally denominated in U.S. dollar and mostly were at floating interest rates. Low interest rates are predicted to remain for some time, hence the management does not expect this to have a material adverse impact on its recent finance costs.

ii)           Exchange rate risk

A portion of the borrowings of the Company denominated in U.S. dollar, Euro and Japanese Yen are yet to mature, thus fluctuations in foreign exchange rates will result in exchange gain or loss. As the proportion of foreign currency denominated borrowings of the Company remains low, the management does not expect any material adverse impact caused by recent fluctuations of exchange rates.

Some exchange fluctuation is expected between Singapore dollar and U.S. dollar. Tuas Power has entered forward exchange contracts to hedge against its exposure to potential exchange risks. For the first half of 2009, the pre-tax impact on above hedging instruments contributed to an increase in equity of the Company and its subsidiaries of approximately RMB37 million and an increase in net profit of approximately RMB47 million.

The Company will mitigate interest rate risks through strengthening capital management, effectively utilizing capital and expanding funding channels. The Company will keep close watch on the fluctuations of the foreign exchange market. The Company is confident about leveraging its advantages to further enhance the identification, analysis, reporting and related control mechanisms of financial risks, proactively reacting to changes in money and currency markets, and controlling interest rate risks and exchange rate risks.

SHARE CAPITAL STRUCTURE

As at 30 June 2009, total issued share capital of the Company amounted to 12,055,383,440 shares, of which 9,000,000,000 shares were domestic shares, representing 74.66% of the total issued share capital of the Company, and 3,055,383,440 shares were foreign shares, representing 25.34% of the total issued share capital of the Company. In respect of the foreign shares, Huaneng Group through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, held 20,000,000 shares, representing 0.17% of the total issued share capital of the Company. In respect of domestic shares, HIPDC owned a total of 5,066,662,118 shares, representing 42.03% of the total issued share capital of the Company, while Huaneng Group held 1,055,124,549 shares, repesenting 8.75% of the total issued share capital of the Company. Other domestic shareholders held a total of 2,878,213,333 shares, representing 23.88% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2009.

MAJOR SHAREHOLDING STRUCTURE OF THE COMPANY

The following table summaries the shareholdings of the top ten Shareholders of the Company as at 30 June 2009:

		Percentage of
		shareholding
	Total	in total
Name of Shareholders	Shareholdings	issued shares
		(%)

Huaneng International Power Development
Corporation	5,066,662,118	42.03
China Huaneng Group*	1,075,124,549	8.92
Hebei Provincial Construction Investment
Company	603,000,000	5.00
Jiangsu Provincial Investment & Management
Limited Liability Company	416,500,000	3.45
Fujian Investment Enterprise Holdings Limited	374,466,667	3.11
Liaoning Energy Investment (Group) Limited
Liability Company	332,913,333	2.76
Dalian Municipal Construction Investment
Company	301,500,000	2.50
Barclays PLC	247,781,008	2.06
Horizon Asset Management, Inc.	141,007,760	1.17
Nantong Investment & Management Limited
Company	88,905,526	0.74

*	China Huaneng Group through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, holds 20,000,000 H Shares of the Company.

As at 30 June 2009, so far as the directors, chief executive officer and supervisors of the Company are aware, each of the following persons, not being a director, chief executive officer or supervisor of the Company, had an interest in the Company’s shares which is required to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (“SFO”):

Shares held/Approximate shareholding percentage

Name of shareholder	Class of shares H shares	Number of shares held (shares)	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued	Approximate percentage of shareholding in the Company’s total issued domestic shares

Huaneng International	Domestic	5,066,662,118(L)	Beneficial owner	42.03%(L)	56.30%(L)	—
Power Development	shares
Corporation#

China Huaneng Group#	Domestic	1,055,124,549(L)	Beneficial owner	8.75%(L)	11.72%(L)	—
shares

	H Shares	20,000,000(L)	Beneficial owner	0.17%(L)	—	0.65%(L)

Hebei Provincial	Domestic	603,000,000(L)	Beneficial owner	5.00%(L)	6.70%(L)	—
Construction	shares
Investment Company

Barclays PLC	H Shares	247,781,008(L)	Interest of controlled corporations	2.06%(L)	—	8.11%(L)

		2,618,000(S)	Interest of controlled corporations	0.02%(S)	—	0.09%(S)

JPMorgan Chase & Co.	H Shares	26,863,850(L)	Beneficial owner	0.22%(L)	—	0.88%(L)
		11,000,000(S)		0.09%(S)	—	0.36%(S)
		1,182,000(L)	Investment Manager	0.01%(L)	—	0.04%(L)
		800,000(S)		0.007%(S)	—	0.03%(S)
		126,808,400(P)	Custodian	1.05%(P)	—	4.15%(P)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes lending pool.

#
As at 30 June 2009, China Huaneng Group holds 51.98% equity interests in HIPDC. China Huaneng Group through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, holds 20,000,000 H Shares of the Company.

Save as disclosed above and so far as the directors, chief executive officer and supervisors of the Company are aware, as at 30 June 2009, no other person had an interest or short position in the Company’s shares or underlying shares (as the case may be) which are required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code in relation to the securities transactions by the directors and supervisors with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2009.

As at 30 June 2009, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2009.

MAJOR EVENTS

On 21 April 2009, the Company entered into the Yangliuqing Co-generation Equity Interest Transfer Agreement and Beijing Co-generation Equity Interest Transfer Agreement with Huaneng Group and HIPDC, respectively. According to the Transfer Agreements, the Company acquired from Huaneng Group a 55% equity interest in the registered capital of Yangliuqing Co-generation in consideration of RMB1, 076 million, and from HIPDC a 41% equity interest in the registered capital of Beijing Co-generation in consideration of RMB1,272 million.

Such proposal was approved by way of resolution at the fifth meeting of the sixth session of the Board of Directors of the Company held on 21 April 2009. The transfers were also approved by the shareholders of the Company at the general meeting on 18 June 2009. The transfers are still pending approval by the State-owned Assets Supervision and Administration Commission of the PRC.

Upon completion, the acquisition will enlarge the Company’s operating scale and geographical scope, thus enhancing the profitability of the Company as well as consolidating the Company’s position as one of the largest independent power companies in the PRC. The Company’s total generation capacity on an equity basis will increase by 1,006.45 MW.

CORPORATE GOVERNANCE

The Company has been consistently stressing the importance of corporate governance through promoting innovation on the Company’s system management and strengthening the establishment of the Company’s system. It strives to enhance the transparency of the Company’s corporate governance standards and to maintain high-quality corporate governance on an ongoing basis. The Company insists on adopting the principle of “maximizing the benefits of the Company and of all shareholders” as the starting point and treats all shareholders fairly to strive for the generation of long-term, stable and growing returns for shareholders.

(A)           Code of Corporate Governance

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)        Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the past years, the Company’s Board has pursuant to the development needs formulated and implemented the Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Renumeration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee. Concurrently based on the regulations on places where the Company’s shares are listed, the Board has made various proposals at Shareholders’ Meetings of the Company for amending the Articles of Association and obtained the approvals, thereby satisfying the regulatory requirements of the places where the Company’s shares are listed. The Company’s operation becomes more regulated. For the first half of 2009, the Company has complied with the relevant requirement prescribed in Appendix 14 <Code on Corporate Governance Practices> of the Hong Kong Listing Rules.

(2)       Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the Vice President, the Chief Accountant, securities representatives and responsible persons of each functional departments, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the Vice President and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, the Interim Provisions on the Work Procedures of Capital Operation, Rules of Procedures for the Shareholders’ Meetings and the Rules on the Management of the Shares held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. and other regulations. Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The answers shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialised training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Guidelines on Infrastructure Construction Accounting and Auditing, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Comapny maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
Since 2003, the Company has initiated a comprehensive plan to enhance internal control, in order to establish a sound internal control system for the Company, to achieve an efficient operating effect for ensuring the reliability of financial reports, and to effectively enhance the capability of risk prevention. For the past six years, the Company has established an internal control strategic plan and highlighted the targets for internal control: i.e. to reasonably ensure that the operation and management of the Company are legal and regulated; assets are safe, financial reports and relevant information are true and complete; and the operation efficiency and efficacy are improved, thereby improving the Company’s development capability, competitive edges and risk resistance ability. The Company has realised its strategic targets, established a system for internal control and reinforced the work requirements for internal control systems for both the corporate level and the power plants level. Based on the COSO control framework, the Company has established an internal control procedure that was consistent with the management features of the Company, and has designed and promulgated the internal control handbook which was identified as having the highest authority to govern the Company’s internal management issues. The Company has organised various self-assessments on internal control, discovering control deficiencies and implementing rectifications in time. The Company also held all-rounded internal publicity and training on the philosophy and knowledge for internal control.

Based on a comprehensive assessment, the management believes that the improvement work to the Company’s internal control system is effective and has effectively enhanced efficiency regarding the internal control over financial reporting.

On 3 April 2007, the external auditors formally issued the auditor’s report with unqualified opinions on the Company’s internal control over financial reporting for 2006. The Company was among the first batch of the US listed PRC enterprises which had satisfied with the requirement under section 404 of the Sarbanes-Oxley Act. Up to now, the Company has been implementing the internal control work in different stages and procedures for establishing a long-term internal control system. On 25 March 2008 and 31 March 2009, the external auditors issued respective reports with unqualified opinions to the Company’s internal control over financial reporting for years 2007 and 2008.

4.
In regard to fund management, the Company has successfully formulated a number of management measures including the Measures on Financial Management, the Interim Measures on the Management of the Income and Expenditure of the Funds and the relevant examination measures, the Measures on Management of Fund Raising and the Measures on the Management of Bills of Exchange. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the China Securities Regulatory Commission (“CSRC”) and the Shanghai Stock Exchange for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau of CSRC and urged itself to comply with the relevant requirements at any time.

The above systems and measures have formed a sound management framework for our production and operation. The timely formulation and strict implementation of the above systems ensures an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality, and hence establishes a good overall image for the Company in both the domestic and international capital markets.

(B)       Securities Transactions by Directors

As the Company is listed in three jurisdictions, the Company has strictly complied with the relevant governing clauses on securities transactions by directors imposed by the regulatory authorities of the U.S., Hong Kong and China and we insist on the principle of complying with the strictest clause, that is, implementing the strictest clause among three places. We have adopted a set of standards not lower than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules as the model code for securities dealings by directors of the Company. The Company also formulated and implemented the Management Rules for holding securities in the Company by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The general principles for the trading of shares by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting insider trading by the informed personnel with insider; and setting out detailed rules for those who are in possession of insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors, supervisors and senior management personnel do not hold any shares in the Company and there was no material contract in which the directors directly or indirectly had material interests.

(C)       Board of Directors

The Company’s Board of Directors comprised 15 members. Mr. Cao Peixi acted as Chairman, and Mr. Huang Long as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (President) and Fan Xiaxia (Vice President); other Non-executive Directors are: Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Shan Qunying, Mr. Xu Zujian, Ms. Huang Mingyuan and Mr. Liu Shuyuan. The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng.

The Board of Directors of the Company has held three meetings during this reporting period and passed the resolutions regarding the Work Report of the President of the Company for 2008, Work Report of the Board of Directors of the Company for 2008, Proposal regarding the provision on asset impairment and loss in asset disposal and financial depreciation of the Company, Financial Report of the Company for 2008, Proposal of Profit Distribution for 2008, Proposal to engage the Auditors of the Company for 2009, Self-Assessment Report on Internal Control of the Company by the Board of Directors, Social Responsibility Report of Huaneng Power International, Inc. for 2008, Proposal to amend the Company's Articles of Association, Proposal to amend the Management Rules for holding securities in the Company by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc., Work Procedures on Annual Report of the Audit Committee of Huaneng Power International, Inc., Annual Report of the Company for 2008 and its summary, Proposal to issue Short-term Debenture, Proposal regarding the interest risk management policy on US borrowings from The Export-Import Bank of China, Proposal regarding the payment of compensation by Huaneng Nanjing Jinling Power Limited Company to China Huaneng Group Chengdu Coal-fired Power Plant Sub-Company pursuant to the policy of closing down smaller coal-fired generation units and replacing the same with larger units, Proposal regarding the acquisition of the equity interest in Huaneng Qidong Wind Power Generation Co. Ltd., Proposal regarding the convening of the 2008 Annual General Meeting, First Quarterly Results of the Company for 2009, First Quarterly Report of 2009, Proposal regarding the acquisition of the equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company, Proposal regarding the acquisition of the equity interest in Huaneng Beijing Co-generation Limited Liability Company, the relevant announcement on related party transaction of Huaneng Power International, Inc. with Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company and Huaneng Beijing Co-generation Limited Liability Company, Proposal regarding the establishment of Huaneng Yingkou Co-generation Limited Liability Company, the Half-year Financial Results of the Company for 2009, Proposal regarding the provision of finance guarantee to Tuas Power by the Company, Proposal to amend the Measure on Information Disclosure Management, and Proposal to amend the Measure on Investors’ Relation, the Interim Report of 2009 and its summary.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance in person
(%)

Executive Directors
Cao Peixi	3	2	1	67% (Attendance by
				proxy rate: 33%)
Liu Guoyue	3	3	0	100%
Fan Xiaxia	3	1	2	33% (Attendance by
				proxy rate: 67%)

Non-executive
Directors
Huang Long	3	3	0	100%
Wu Dawei	3	2	1	67% (Attendance by
				proxy rate: 33%)
Huang Jian	3	2	1	67% (Attendance by
				proxy rate: 33%)
Shan Qunying	3	1	2	33% (Attendance by
				proxy rate: 67%)
Xu Zujian	3	1	2	33% (Attendance by
				proxy rate: 67%)
Huang Mingyuan	3	3	0	100%
Liu Shuyuan	3	1	2	33% (Attendance by
				proxy rate: 67%)
Independent
Non-executive
Directors
Liu Jipeng	3	2	1	67% (Attendance by
				proxy rate: 33%)
Yu Ning	3	2	1	67% (Attendance by
				proxy rate: 33%)
Shao Shiwei	3	3	0	100%
Zheng Jianchao	3	0	3	0% (Attendance by
				proxy rate: 100%)
Wu Liansheng	3	3	0	100%

As stated in the Corporate Governance Report of 2008, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board of Directors of the Company.

Moreover, the Independent Directors of the Company have submitted their annual confirmation letters of 2008 in relation to their independence according to the requirements of the Listing Rules.

Apart from regular and ad hoc meetings, the Board obtained information through the Chairman Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and terms and conditions of material agreements.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board of Directors, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; (5) to study issues regarding the power market reforms and power sales and marketing; and (6) to examine and approve other major issues.

The management of the Company shall be in charge of the production and operational management of the Company according to the Articles of Association. It shall implement annual operation plans and investment proposals and formulate the Company’s management rules.

The Chairman of the Company shall sign the management authorization letter with the President of the Company, and confirm the respective authorities and duties of the Board and senior management. The Company’s senior management reports on the actual implementation of various authorizations each year.

(D)       Chairman and President

The Board of the Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as what has been disclosed in the Corporate Governance Report of 2008.

(E)        Non-executive Directors

According to the provisions of the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the provisions of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Long	2008.5.13 - 2011.5
Wu Dawei	2008.5.13 - 2011.5
Huang Jian	2008.8.27 - 2011.5
Shan Qunying	2008.5.13 - 2011.5
Xu Zujian	2008.5.13 - 2011.5
Huang Mingyuan	2008.5.13 - 2011.5
Liu Shuyuan	2008.5.13 - 2011.5

(F)        Directors’ Remuneration

According to the provisions of the relevant laws of the PRC and the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. As the Executive Directors of the Company are also the senior management of the Company, their performance appraisals were reflected in the appraisal of the senior management by the Board of Directors. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia received salary from the Company as Executive Directors. Their salaries were recorded in the annual total remuneration and determined in accordance with the Company’s internal pay scale. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors.

The Executive Directors have entered into the directors service contracts in compliance with requirements of the Hong Kong Stock Exchange.

Members of the Remuneration and Appraisal Committee of the Sixth Session of the Board of Directors comprised seven directors, namely, Mr. Liu Jipeng, Mr. Liu Guoyue, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, of whom Mr. Liu Jipeng, Mr. Shao Shiwei, Mr. Zheng Jianchao and and Mr. Wu Liansheng were Independent Non-executive Directors; Mr. Liu Jipeng acted as Chief Member of the Remuneration and Appraisal Committee.

The operation of the Remuneration and Appraisal Committee has properly followed the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee of the Sixth Session of the Board held a meeting on 30 March 2009, at which the report of aggregate wage expenses was reviewed.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of	2009.3.30	Mr. Liu Jipeng,	Mr. Xu Zujian,
the Remuneration		Mr. Liu Guoyue,	Mr. Liu Shuyuan,
and Appraisal		Mr. Shao Shiwei,	Mr. Zheng Jianchao
Committee of the		Mr. Wu Liansheng
Sixth Session
of the Board in 2009

(G)       Nomination of Directors

According to the provisions of the relevant laws of the PRC and the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a broad basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors is mainly made by the major shareholder. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board. The President of the Company as appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board.

Members of the Nomination Committee of the Sixth Session of the Board were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Ms Huang Mingyuan, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng, of whom Mr. Shao Shiwei, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng were Independent Non-executive Directors. Mr. Shao Shiwei acted as the Chief Member of the Nomination Committee.

(H)       Appointment of Auditors

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were appointed respectively as the international and domestic auditors of the Company for 2009.

(I)         Audit Committee

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of Directors of the Company has established the Audit Committee mainly responsible for:

(1)       proposing to appoint or change external auditing organizations;

(2)	examining and supervising the Company’s internal audit system and its implementation;

(3)	communication between internal auditing and external auditing;

(4)	auditing the Company’s financial information and its disclosure; and

(5)	any other matters required by the Company’s Board.

The responsibilities as stated above are the same as those stated in the Corporate Governance Report of 2008.

Members of the Audit Committee of the Sixth Session of the Board comprised five directors, namely, Mr. Wu Liansheng, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei and Mr. Zheng Jianchao; all the above members are Independent Non-executive Directors. Mr. Wu Liansheng acted as Chief Member of the Audit Committee.

During the reporting period, the Audit Committee held four meetings. Pursuant to the duties of the Audit Committee, the Audit Committee communicated with the Company’s legal counsels, external auditors, management and the relevant departments in respect of the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed regarding the status of anti-fraud, staff appointment, internal auditing of the Company, implementation and execution of internal control mechanism and audit work carried out by external auditors. The Audit Committee has rendered their views and opinions and made certain proposals therein. The meetings discussed and examined the working report of the Audit Department for 2008, the working plan and budget for auditing for 2009, the 2008 self-assessment on internal control of the Company, the 2008 financial report, the 2009 budget report, the 2008 profit distribution proposal, the appointment of external auditors for 2009, and the financial report for the first quarter of 2009. The Audit Committee submitted to the Board of Directors a work report for the past year and examination reports made at relevant meetings.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit	2009.2.6	Mr. Wu Liansheng,	Mr. Liu Jipeng,
Committee of the Sixth		Mr. Yu Ning,	Mr. Zheng Jianchao
Session of the Board		Mr. Shao Shiwei
in 2009
Second meeting of	2009.3.30	Mr. Wu Liansheng,	Mr. Zheng Jianchao
the Audit Committee		Mr. Liu Jipeng,
of the Sixth Session		Mr. Yu Ning,
of the Board in 2009		Mr. Shao Shiwei
Third meeting of	2009.4.20	Mr. Wu Liansheng,	Mr. Zheng Jianchao
the Audit Committee of		Mr. Liu Jipeng,
he Sixth Session of		Mr. Yu Ning,
the Board in 2009		Mr. Shao Shiwei
Fourth meeting of the	2009.8.10	Mr. Wu Liansheng,	Mr. Liu Jipeng,
Audit Committee of		Mr. Yu Ning,	Mr. Zheng Jianchao
the Sixth Session of		Mr. Shao Shiwei
the Board in 2009

(J)	RESPONSIBILITY STATEMENT BY THE DIRECTORS IN RELATION TO THE FINANCIAL STATEMENTS

The Directors confirm that they shall assume the relevant responsibility in relation to the preparation of the responsibility statements of the Company and ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards. The Directors also warrant that the financial statements of the Company will be published in a timely manner.

(K)       Shares held by seNior management

As at 30 June 2009, none of the senior management of the Company holds shares in the Company.

(L)       Strategy Committee

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee with the following key responsibilities:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters; and

(6)	attending those matters at the request of the Board.

Members of the Strategy Committee of the Sixth Session of the Board comprised seven directors, namely, Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Zheng Jianchao. Mr. Huang Long acted as Chief Member of the Strategy Committee.

On 20 May 2009, the Strategy Committee considered and passed the Report on the Risks Classification and Prevention Measures of the Company for 2009, which was reviewed and passed by the Audit Committee of the Company on 10 August 2009.

REVIEW BY AUDIT COMMITTEE

The interim results of 2009 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

As at 30 June 2009, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION

Besides this announcement, the interim report for 2009 of the Company containing all the information required by the Listing Rules will be published on the Hong Kong Stock Exchange’s website in due course. The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2009 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
West Wing, Building C
Tianyin Mansion 2C Fuxingmennan Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number: (8610) 6649 1999
Fax Number: (8610) 6649 1860
Postal code: 100031

Hong Kong	Rikes Hill & Knowlton Limited
Room 1312, Wing On Centre
111 Connaught Road Central
Hong Kong

	Telephone No:	(852) 2520 2201
	Fax No:	(852) 2520 2241

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
11 August 2009

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES

A.	CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED) AS AT 30 JUNE 2009

(Amounts expressed in thousands of RMB)

		As at	As at
		30 June	31 December
	Note	2009	2008

ASSETS
Non-current assets
Property, plant and equipment		124,152,732	116,737,198
Investments in associates		9,023,745	8,758,235
Available-for-sale financial assets		2,628,089	1,524,016
Land use rights		2,855,934	2,895,359
Power generation license		3,780,548	3,811,906
Deferred income tax assets		240,537	316,699
Derivative financial assets		8,203	—
Goodwill		11,021,097	11,108,096
Other non-current assets		646,408	748,072

Total non-current assets		154,357,293	145,899,581

Current assets
Inventories		4,402,123	5,169,847
Other receivables and assets		2,665,919	1,099,720
Accounts receivable	4	7,802,852	7,794,500
Prepaid taxes		153,431	172,758
Derivative financial assets		208,113	15,479
Bank balances and cash		6,256,108	5,765,873

Total current assets		21,488,546	20,018,177

Total assets		175,845,839	165,917,758

	Note	As at 30 June 2009	As at 31 December 2008

EQUITY AND LIABILITIES
Capital and reserves attributable to
equity holders of the Company
Share capital		12,055,383	12,055,383
Capital surplus		10,083,563	8,642,617
Surplus reserves		6,096,100	6,096,100
Currency translation differences		(556,702)	(534,433)
Retained earnings
Proposed dividend	5	—	1,205,538
Others		11,234,397	9,364,115

		38,912,741	36,829,320

Minority interests		5,785,285	5,730,633

Total equity		44,698,026	42,559,953

Non-current liabilities
Long-term loans		56,649,637	59,027,181
Long-term bonds	6	13,785,194	9,834,688
Deferred income tax liabilities		1,674,296	1,371,572
Derivative financial liabilities		2,075	17,242
Other non-current liabilities		660,891	620,922

Total non-current liabilities		72,772,093	70,871,605

Current liabilities
Accounts payable and other liabilities	7	12,237,092	10,867,480
Taxes payables		87,485	420,464
Dividends payable		920,734	56,734
Salary and welfare payables		265,817	212,236
Derivative financial liabilities		29,689	542,442
Short-term bonds	8	10,246,233	5,095,936
Short-term loans		24,514,835	28,745,488
Current portion of long-term loans		10,073,835	6,545,420

Total current liabilities		58,375,720	52,486,200

Total liabilities		131,147,813	123,357,805

Total equity and liabilities		175,845,839	165,917,758

B.	CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED) FOR THE SIX MONTHS ENDED 30 JUNE 2009

(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended
		30 June
	Note	2009	2008

Operating revenue	3	33,609,727	30,815,842
Sales tax		(79,006)	(58,678)

Operating expenses
Fuel		(20,035,830)	(21,418,454)
Maintenance		(764,821)	(865,114)
Depreciation		(4,101,086)	(3,744,362)
Labor		(1,561,956)	(1,500,666)
Service fees on transmission and
transformer facilities of HIPDC		(70,386)	—
Purchase of electricity		(1,553,600)	(1,077,509)
Others		(1,738,875)	(1,670,509)

Total operating expenses		(29,826,554)	(30,276,614)

Profit from operations		3,704,167	480,550

Interest income		35,193	38,481

Financial expenses, net
Interest expense		(2,238,470)	(1,633,865)
Exchange gain and bank charges, net		(5,822)	356,671

Total financial expenses, net		(2,244,292)	(1,277,194)

Share of profits of associates		385,642	168,214
Loss from fair value change		(32,498)	(103,980)

Profit / (Loss) before income tax expense	10	1,848,212	(693,929)
Income tax expense	11	(54,531)	(129,038)

Profit / (Loss) for the period		1,793,681	(822,967)

		For the six months ended
		30 June
	Note	2009	2008

Other comprehensive income/(loss),
net of tax

Available-for-sale financial asset
fair value changes for the period		828,055	(623,295)
Proportionate share of other
comprehensive income
of investee measured using the equity
method of accounting		6,520	(603)
Cash flow hedges		606,371	326,218
Currency translation differences		(22,556)	(159,862)
Other comprehensive income / (loss)
for the period, net of tax		1,418,390	(457,542)

Total comprehensive income / (loss)
for the period		3,212,071	(1,280,509)

Profit / (Loss) attributable to:
- Equity holders of the Company		1,870,377	(543,808)
- Minority interests		(76,696)	(279,159)

		1,793,681	(822,967)

Total comprehensive income / (loss)
attributable to:
- Equity holders of the Company		3,289,054	(1,001,094)
- Minority interests		(76,983)	(279,415)

		3,212,071	(1,280,509)

Dividends paid	5	341,633	3,570,334

Earnings / (Loss) per share for
profit / (loss) attributable to the equity
holders of the Company, expressed in
RMB per share
- basic and diluted	12	0.16	(0.05)

C.	NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(Amounts expressed in thousands of RMB unless otherwise stated)

1.          Basis of Preparation

This unaudited condensed interim consolidated financial information for the six months ended 30 June 2009 have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board (the “IASB”).

As at and for the six months ended 30 June 2009, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2009, the Company and its subsidiaries have a negative working capital balance of approximately RMB36.9 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared this unaudited condensed consolidated interim financial information on a going concern basis.

2.           Principal Accounting Policies

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2008 described in those annual financial statements.

The following new standards and amendments to standards are mandatory for the first time to the financial year beginning 1 January 2009.

•
IAS 1 (revised), ‘Presentation of financial statements’. The revised standard prohibits the presentation of items of income and expenses (i.e. ‘non-owner changes in equity’) in the consolidated statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ to be required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Company and its subsidiaries elected to present one performance statement and the unaudited condensed interim consolidated financial information has been prepared under the revised disclosure requirements.

•
Amendments to IFRS 1 and IAS 27, ‘Cost of an investment in a subsidiary, jointly controlled entity and associate’. The amendment to the part of IAS 27 is relevant to the Company and its subsidiaries. The amendments to IAS 27 remove the definition of cost method and require an entity to record dividend income from its subsidiaries or associates when its rights to receive the dividends are established, i.e. including dividend distributed out of pre-acquisition and post-acquisition retained earnings in the statement of comprehensive income. The Company and its subsidiaries apply this amendment prospectively from 1 January 2009 in their separate financial statements.

•
IFRS 8, ‘Operating segments’. IFRS 8 replaces IAS 14 ‘Segment reporting’ and requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in separation of port operations out of the original PRC geographical segment and included in “all other segments”.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers. The chief operating decision makers have been identified as directors and certain senior management of the Company that makes strategic decisions.

IFRS 8 amends certain disclosure items which the Company and its subsidiaries have restated comparative information accordingly.

•
Amendment to IFRS 7, ‘Financial instruments: disclosures’. The amendment enhances the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures and requires some specific quantitative disclosures for financial instruments on the lowest level in the hierarchy. It also requires the Company and its subsidiaries to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. The Company and its subsidiaries will make additional relevant disclosures in its financial statements ending 31 December 2009.

•
The IASB has issued an improvement document in May 2008 and one of the amendments to IFRS 7 required the exclusion of interest income from net financial expenses. The Company and its subsidiaries have separately presented interest income in the unaudited condensed consolidated interim statement of comprehensive income in the current period and restated prior period comparative accordingly.

3.           Revenue and Segment Information

The principal operations of the Company and its subsidiaries are mainly sales of power and heat and port service. Revenues recognized during the period are as follows:

	For the six months
	ended 30 June
	2009	2008

Revenue from principal operations	33,396,311	30,737,116
Sales of fuel	123,926	6,180
Sales of steam	30,435	23,715
Others	59,055	48,831

Total	33,609,727	30,815,842

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. Currently, the operating segments of the Company include power segment and all other segments (port operations).

Senior management evaluates power business on a geographic basis (the PRC and Singapore).

Senior management assesses the performance of the operating segments based on a measure of profit / (loss) before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

(Under PRC GAAP)
	Power segment		All other segments	Total
	PRC	Singapore

For the six months
ended 30 June 2009
Total revenue	28,811,937	4,672,432	212,251	33,696,620
Inter-segment revenue	—	—	(86,893)	(86,893)

Revenue from external customers	28,811,937	4,672,432	125,358	33,609,727

Segment results	1,570,961	399,834	7,918	1,978,713

Interest income	30,859	3,729	605	35,193
Interest expense	(1,961,463)	(176,344)	(21,050)	(2,158,857)
Depreciation and amortization	(3,802,860)	(247,320)	(22,992)	(4,073,172)
Net gain on disposal of property,
plant and equipment	13,994	—	—	13,994
Share of profits of associates	345,425	—	—	345,425
Income tax expense	(33,290)	(42,781)	(1,682)	(77,753)

For the six months
ended 30 June 2008
Total revenue	27,049,502	3,741,034	—	30,790,536
Inter-segment revenue	—	—	—	—

Revenue from external customers	27,049,502	3,741,034	—	30,790,536

Segment results	(890,754)	144,268	—	(746,486)

Interest income	33,483	4,998	—	38,481
Interest expense	(1,457,850)	(115,264)	—	(1,573,114)
Depreciation and amortization	(3,546,210)	(148,527)	—	(3,694,737)
Net gain on disposal of property,
plant and equipment	22	1	—	23
Share of profits of associates	166,779	—	—	166,779
Income tax expense	(103,984)	(40,176)	—	(144,160)

			All other
	Power segment		segments	Total
	PRC	Singapore

30 June 2009
Segment assets	145,518,311	24,184,722	1,540,186	171,243,219

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	11,935,586	153,837	1,654	12,091,077
Investments in associates	8,135,379	—	—	8,135,379
Segment liabilities	(106,494,434)	(15,904,821)	(822,012)	(123,221,267)

31 December 2008
Segment assets	136,478,010	23,855,493	1,462,563	161,796,066

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	27,860,584	22,516,697	1,440,471	51,817,752
Investments in associates	7,916,751	—	—	7,916,751
Segment liabilities	(98,700,218)	(16,685,978)	(743,517)	(116,129,713)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the six months
	ended 30 June
	2009	2008

Revenue from external customers	33,609,727	30,790,536
Reconciling item:
Impact of IFRS adjustment*	—	25,306

Operating revenue per consolidated statement of
comprehensive income	33,609,727	30,815,842

A reconciliation of segment result to profit / (loss) before income tax expense is provided as follows:

	For the six months
	ended 30 June
	2009	2008

Segment results	1,978,713	(746,486)
Reconciling items:
(Loss) / Profit related to the headquarters	(20,692)	179,428
Investment income from China Huaneng Finance
Co., Ltd. (“Huaneng Finance”)	48,697	10,581
Impact of IFRS adjustments*	(158,506)	(137,452)

Profit / (Loss) before income tax expense per
consolidated statement of comprehensive income	1,848,212	(693,929)

Reportable segments’ assets are reconciled to total assets as follows:

	As at	As at
	30 June	31 December
	2009	2008

Total segment assets	171,243,219	161,796,066
Reconciling items:
Investment in Huaneng Finance	618,486	563,269
Deferred income tax assets	296,961	384,475
Available-for-sale financial assets	2,628,089	1,524,016
Prepaid income tax	153,431	172,758
Corporate assets	146,647	147,075
Impact of IFRS adjustments*	759,006	1,330,099

Total assets per consolidated balance sheet	175,845,839	165,917,758

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at	As at
	30 June	31 December
	2009	2008

Total segment liabilities	(123,221,267)	(116,129,713)
Reconciling items:
Current income tax liabilities	(41,929)	(21,357)
Deferred income tax liabilities	(1,405,617)	(1,091,023)
Corporate liabilities	(6,572,008)	(5,772,768)
Impact of IFRS adjustments*	93,008	(342,944)

Total liabilities per consolidated balance sheet	(131,147,813)	(123,357,805)

Other material items:

			Investment
	Reportable		income from	Impact
	segment		Huaneng	of IFRS
	total	Headquarters	Finance	adjustments*	Total

For the six months
ended 30 June 2009
Interest expense	(2,158,857)	(79,613)	—	—	(2,238,470)
Depreciation and
amortization	(4,073,172)	(9,918)	—	(104,664)	(4,187,754)
Share of profits
of associates	345,425	—	48,697	(8,480)	385,642
Income tax expense	(77,753)	—	—	23,222	(54,531)

For the six months
ended 30 June 2008
Interest expense	(1,573,114)	(60,751)	—	—	(1,633,865)
Depreciation and
amortization	(3,694,737)	(8,168)	—	(125,023)	(3,827,928)
Share of profits
of associates	166,779	—	10,581	(9,146)	168,214
Income tax expense	(144,160)	—	—	15,122	(129,038)

*           The GAAP adjustments above were primarily existed since 2007 and were brought forward prior to the effective of PRC GAAP (2006). Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information:

External revenue of the PRC power segment (including the related IFRS adjustment above) and all other segments formed the total of domestically generated revenue while the Singapore power segment represented total external revenue generated outside the PRC. Non-current assets (excluding financial assets and deferred income tax assets) under IFRS are located in the following countries:

	As at	As at
	30 June	31 December
	2009	2008

PRC	130,964,004	123,273,419
Singapore	20,422,077	20,687,671

	151,386,081	143,961,090

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2009		2008
	Amount	Proportion	Amount	Proportion

ShanDong Electric Power Corporation	4,775,013	14%	3,830,238	12%
JiangSu Electric Power Company	4,663,898	14%	4,987,011	16%
ZheJiang Electric Power Corporation	3,627,372	11%	3,150,605	10%
LiaoNing Electric Power Corporation	3,067,428	9%	3,377,476	11%

4.           Accounts Receivable

Accounts receivable comprised:

	As at	As at
	30 June	31 December
	2009	2008

Accounts receivable	7,181,565	7,153,834
Notes receivable	646,701	666,255

	7,828,266	7,820,089
Less: provision for doubtful accounts	(25,414)	(25,589)

	7,802,852	7,794,500

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made while SinoSing Power and its subsidiaries granted credit periods ranged from 5 days to 30 days from the date of billing.

Ageing analysis of accounts receivable was as follows:

	As at	As at
	30 June	31 December
	2009	2008

Within 1 year	7,828,185	7,819,926
Between 1 to 2 years	—	—
Between 2 to 3 years	—	12
Over 3 years	81	151

	7,828,266	7,820,089

As at 30 June 2009, the maturity period of the notes receivable ranged from 3 months to 6 months (31 December 2008: 4 months to 7 months).

5.  Dividends

On 18 June 2009, upon the approval from the annual general meeting of the shareholders, the Company declared 2008 final dividend of RMB0.10 (2007 final: RMB0.30) per ordinary share, totaling approximately RMB1,206 million (2007 final: RMB3,606 million). For the six months ended 30 June 2009, the Company made dividend payments of approximately RMB342 million (for the six months ended 30 June 2008: approximately RMB3,570 million).

6.  Long-term Bonds

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company was approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal is paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds are RMB57 million, RMB98 million and RMB195 million. As at 30 June 2009, interest payables for these bonds above amounted to approximately RMB181.37 million (31 December 2008: RMB6.79 million).

The Company issued bonds with maturity of 10 years in May 2008 with face value of RMB4 billion bearing annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 30 June 2009, interest payable for these bonds above amounted to approximately RMB30.19 million (31 December 2008: RMB134.19 million).

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB4 billion bearing annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB3.940 billion. The annual effective interest rate of these notes is 4.06%. As at 30 June 2009, interest payable for these notes above amounted to approximately RMB19.16 million (31 December 2008: N/A).

7.  Accounts Payable and Other Liabilities

Accounts payable and other liabilities comprised:

	As at	As at
	30 June	31 December
	2009	2008

Accounts and notes payable	3,720,868	3,009,966
Other payables and accrued liabilities	8,516,224	7,857,514

	12,237,092	10,867,480

Ageing analysis of accounts and notes payable was as follows:

	As at	As at
	30 June	31 December
	2009	2008

Within 1 year	3,672,663	2,967,346
Between 1 to 2 years	21,752	29,558
Over 2 years	26,453	13,062

	3,720,868	3,009,966

8.  Short-term Bonds

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 1.88% on 24 February 2009. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date. The annual effective interest rate of this bond is 2.29%. As at 30 June 2009, interest payable on these bonds amounted to approximately RMB32.84 million (31 December 2008: N/A).

The Company issued unsecured short-term bonds amounting to RMB5 billion bearing annual interest rate of 4.83% on 25 July 2008. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date. The annual effective interest rate of this bond is 5.25%. As at 30 June 2009, interest payable on these bonds amounted to approximately RMB227.91 million (31 December 2008: RMB107.33 million).

9.  Additional Financial Information on Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2009, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB36,887 million (31 December 2008: RMB32,468 million). On the same date, the total assets less current liabilities of the Company and its subsidiaries were approximately RMB117,470 million (31 December 2008: RMB113,432 million).

10. Profit / (Loss) Before Income Tax Expense

Profit / (Loss) before income tax expense was determined after charging and (crediting) the following:

	For the six months
	ended 30 June
	2009	2008

Interest expense on
- loans	2,314,137	1,765,419
- short-term bonds	170,297	106,984
- long-term bonds	308,393	211,731

Total interest expense on borrowings	2,792,827	2,084,134
Less: amounts capitalized in property, plant and equipment	(554,357)	(450,269)

Interest expense charged in statement of
comprehensive income	2,238,470	1,633,865

Depreciation on property, plant and equipment	4,106,401	3,756,274
Gain on disposals of property, plant and equipment, net	(13,994)	(23)

Amortization on land use rights	41,719	33,600
Amortization on other non-current assets	39,634	38,054
Fair value change of fuel oil swap	32,498	103,980
Reversal of provision for doubtful debts	(295)	(1,714)
Bad debts recovery	(2,623)	(2,176)

11. Income Tax Expense

No Hong Kong profits tax was provided for the six months ended 30 June 2009 (for the six months ended 30 June 2008: nil) as the Company and its subsidiaries had no estimated assessable profit arising in or deriving from Hong Kong.

Income tax expense of the Company and its subsidiaries has been provided on the estimated assessable profit for the period at their prevailing rates of taxation.

Upon the effective of the “Corporate Income Tax Law of the People’s Republic of China” on 1 January 2008, domestic subsidiaries with original applicable tax rate of 33% apply income tax rate of 25% from 1 January 2008 onwards. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually from 1 January 2008 onwards. Pursuant to Guo Fa [2007]39 document, starting from 1 January 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

The income tax rate applicable to Singapore subsidiaries changed from 18% in 2008 to 17% from 1 January 2009 onwards.

For the six months ended 30 June 2009, the weighted average effective tax rate applicable to the Company and its subsidiaries is approximately 2.95% (for the six months ended 30 June 2008: -18.60%). The variation of weighted average effective tax rate was primarily attributable to the utilization of prior year tax losses.

12. Earnings / (Loss) Per Share

The calculation of basic earnings/(loss) per share is done based on the profit attributable to the equity holders of the Company of approximately RMB1,870 million (for the six months ended 30 June 2008: loss of approximately RMB544 million) and the weighted average number of approximately 12,055 million (for the six months ended 30 June 2008: 12,055 million) outstanding ordinary shares during the period.

There was no dilutive effect on earnings/(loss) per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2009 and 2008.

D.           FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS
(Amounts expressed in RMB Yuan unless otherwise stated)

1.           Financial Highlights and Financial Ratios (UNAUDITED)

		30 June	31st December	Variance
Item	Unit	2009	2008	(%)

Total assets	Yuan	175,086,833,593	164,587,660,182	6.38
Shareholders’ equity attributable to
shareholders of the Company	Yuan	38,418,953,851	36,246,575,257	5.99
Net assets per share attributable to
shareholders of the Company	Yuan/share	3.19	3.01	5.98

		For the	For the
		six months ended	six months ended	Variance
Item	Unit	30 June 2009	30 June 2008	(%)

Operating profit / (loss)	Yuan	1,927,426,590	(632,686,647)	404.64
Profit / (loss) before taxation	Yuan	2,006,718,083	(556,476,309)	460.61
Net profit / (loss) attributable to
shareholders of the Company	Yuan	1,959,479,637	(470,327,273)	516.62
Net profit / (loss) attributable to
shareholders of the Company
(excluding non-recurring items)	Yuan	1,920,074,126	(442,894,122)	533.53
Basic earnings / (loss) per share	Yuan/share	0.16	(0.04)	500.00
Basic earnings / (loss) per share
(excluding non-recurring items)	Yuan/share	0.16	(0.04)	500.00
Diluted earnings / (loss) per share	Yuan/share	0.16	(0.04)	500.00
Return on net assets	%	5.10	(1.13)	Increased
			by 6.23 percents
Net cash flows from operating activities	Yuan	6,385,193,029	3,151,421,112	102.61
Net cash flows from operating
activities per share	Yuan/share	0.53	0.26	103.85

Note:   Formula of key financial ratios:

Basic earnings / (loss) per share	=	Net profit / (loss) attributable to shareholders of the Company for the period / Weighted average number of ordinary shares
Return on net assets	=	Net profit / (loss) attributable to shareholders of the Company for the period / Shareholders’ equity as at period end (excluding minority interests) °—100%

2.  Nature and Amounts of Non-recurring Items

Item	For the six months
ended 30 June 2009

Net gain from disposal of non-current assets	13,993,673
Government grants (excluding government grants closely
related to the operations of the Company and granted
according to fixed amounts or fixed quota uniformly
regulated by the government) recorded in the
profit and loss	66,306,311
The gain on fair value change of held-for-trading
financial assets and liabilities (excluding effective
hedging instruments related to operating activities
of the Company) and disposal of held-for-trading
financial assets and liabilities and available-for-sale
financial assets	(32,497,954)
Reversal of provision for doubtful accounts
receivable individually tested for impairments	2,622,833
Non-operating income and expenses (excluding items above)	(1,008,491)
Impact of minority interests	(421,650)
Impact of Income tax	(9,589,211)

Total	39,405,511

3.           Income Statements (UNAUDITED)

For the Six Months Ended 30 JUNE 2009

For the six months ended 30 June
2009	2008	2009	2008
Consolidated		The Company

1. Operating revenue		33,609,727,083	30,790,535,853	19,189,602,922	17,579,101,156
Less:	Operating cost	(28,847,065,170)	(29,345,259,228)	(16,243,024,936)	(16,903,107,488)
	Tax and levies on operations	(79,005,521)	(58,678,005)	(16,482,464)	(9,511,575)
	Selling expenses	(596,354)	(694,579)	—	—
	General and administrative
	expenses	(911,255,836)	(855,770,369)	(625,385,325)	(554,859,726)
	Financial expenses, net	(2,209,098,572)	(1,238,712,803)	(1,259,128,482)	(303,824,265)
	Assets impairment loss	3,097,512	2,511,243	22,527	1,646,677
	Loss from changes in
	fair value	(32,497,954)	(103,979,626)	—	—
Add:	Investment income	394,121,402	177,360,867	520,681,982	384,205,892
	Including: investment
	income from associates	394,121,402	177,360,867	393,712,282	176,411,953

2. Operating profit / (loss)		1,927,426,590	(632,686,647)	1,566,286,224	193,650,671
Add:	Non-operating income	90,292,307	102,242,161	87,537,605	46,013,737
Less:	Non-operating expenses	(11,000,814)	(26,031,823)	(8,256,691)	(17,899,172)
	Including: loss on disposals
	of non-current assets	(760,124)	(185,213)	(5,674)	(22,848)

3. Profit / (Loss) before taxation		2,006,718,083	(556,476,309)	1,645,567,138	221,765,236
Less:	Income tax expense	(77,752,936)	(144,160,080)	125,245,838	(138,494,349)

4. Net profit / (loss)		1,928,965,147	(700,636,389)	1,770,812,976	83,270,887

	Attributable to:
	Shareholders of the Company	1,959,479,637	(470,327,273)	1,770,812,976	83,270,887
	Minority interests	(30,514,490)	(230,309,116)	—	—

For the six months ended 30 June
2009	2008	2009	2008
Consolidated		The Company

5.	Earnings / (loss) per share
	(based on the net profit / (loss) attributable to shareholders of the Company)

	Basic earnings / (loss) per share	0.16	(0.04)
	Diluted earnings / (loss) per share	0.16	(0.04)

6.	Other comprehensive
	income/ (loss)	1,418,389,783	(457,541,870)	834,574,730	(623,897,716)

7.	Total comprehensive
	income / (loss)	3,347,354,930	(1,158,178,259)	2,605,387,706	(540,626,829)

	Attributable to
	- Shareholders of the Company	3,378,155,801	(927,613,280)	2,605,387,706	(540,626,829)
	- Minority interests	(30,800,871)	(230,564,979)	—	—

4.  Impact of Adjustments For International Financial Reporting Standards (“IFRS”) on Net Profit/(Loss) (UNAUDITED)

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit / (loss) of the Company are summarized as follows:

	Net profit / (loss)
	For the six months
	ended 30 June
	2009	2008
	(RMB’000)	(RMB’000)

Consolidated net profit /(loss) attributable to
shareholders of the Company under PRC GAAP	1,959,480	(470,327)

Impact of IFRS adjustments:
Effect of reversal of the recorded amounts
received in advance of previous years (a)	—	25,305
Amortization of the difference in the recognition
of housing benefits of previous years (b)	(16,172)	(18,707)
Difference on depreciation related to borrowing
costs capitalized in previous years (c)	(14,902)	(14,960)
Difference in depreciation and amortization
of assets acquired in business combinations
under common control in previous years(d)	(138,360)	(140,694)
Others	11,153	9,943
Applicable deferred income tax impact of the
GAAP differences above (e)	22,996	16,782
Profit attributable to minority interests on the
adjustments above	46,182	48,850

Profit/(Loss) attributable to equity holders of the
Company under IFRS	1,870,377	(543,808)

(a)	Effect of reversal of the recorded amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive advanced payments in the previous years (calculated at 1% of the original cost of fixed assets) as the major repairs and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized as revenue when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Amortization of the difference in the recognition of housing benefits of previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”) , in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Difference on depreciation related to borrowing costs capitalized in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Difference in depreciation and amortization of assets acquired in business combinations under common control in previous years

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The transaction costs directly attributable to the business combinations incurred by the acquirer are recorded in the income statement as incurred. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. The transaction costs incurred were recorded in the income statement as incurred. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. Direct transaction costs incurred by the acquirer were included in the acquisition cost. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments.

(e)       Applicable deferred income tax impact of the GAAP differences above

This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan

Title: Company Secretary

Date:    August 12, 2009